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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month Ended April 30, 2008                Commission File Number 0-14884

                              SAND TECHNOLOGY INC.
                  (Translation of registrant's name in English)

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F /X/                        Form 40-F / /

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes / /                              No /X/

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

          Sand Technology Inc. (the "Company") incorporates this
          Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3
          (333-51014).

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                              SAND TECHNOLOGY INC.

                         SAND CLOSES A PRIVATE PLACEMENT

MONTREAL, APRIL 24TH, 2008: SAND Technology Inc. (OTCBB:SNDTF), an international provider of intelligent enterprise information management software, is pleased to announce that it has closed private a placement of 1,114 units for aggregate proceeds of US$1,002,600. Each unit consists of US$900 principal amount secured convertible debenture and 1,000 common share purchase warrants.

Each US$900 principal amount secured convertible debenture is convertible into class A common shares of the Corporation (a "CLASS A SHARE") at a price of $0.45 per share and redeemable at the option of the Corporation at US$0.45 per share if the bid price of the Corporation Class A Shares has been above US$1.50 for sixty (60) consecutive trading days, the whole in accordance with the terms and conditions of the debenture. Each common share purchase warrant entitles its holder thereof to purchase one additional Class A Share at a price of US$0.70 per share at any time until the earlier of the close of business on the day which is thirty-six (36) months from the closing date or sixtieth (60th) consecutive trading day in which the bid price of the Class A Share has been above US$1.50.

The financing is secured by a first rank hypothec on all of the Corporation's property and assets, movable and immovable, corporeal and incorporeal, present and future, of every kind and nature for the principal amount and accrued interest.

The proceeds of the private placement will be used to increase marketing and advertising efforts, working capital needs and expansion.

"This Placement will enable SAND to invest in its future growth." said Arthur Ritchie, President and Chief Executive Officer of SAND.

About SAND Technology(R)

SAND Technology provides organizations worldwide with a unique vantage point from which to survey the competitive landscape. SAND's advanced analytic data management products empower users with a better understanding of their business environment through better access to their business data.

SAND Technology-based solutions include CRM analytics, financial analysis, regulatory compliance and specialized Business Intelligence applications for government and security, healthcare, telecommunications, financial services, retail and other business sectors.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe. For more information, visit www.sand.com

--------------------------------------------------------------------------------

All Rights Reserved. SAND Technology and Nucleus are registered trademarks, and SAND Analytic Server, SAND Searchable Archive, See What's on the Horizon, ANALYTICS @ THE SPEED OF BUSINESS, and all related SAND- and Nucleus-based marks and designs, are trademarks of SAND Technology Inc. Other trademarks are the property of their respective owners.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made.

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                              SAND TECHNOLOGY INC.

We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

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                              SAND TECHNOLOGY INC.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              SAND TECHNOLOGY INC.


April 29, 2008                                /S/ ARTHUR G. RITCHIE
                                              ----------------------------------
                                              Arthur G. Ritchie
                                              Chairman of the Board, President
                                              and Chief Executive Officer